SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

VNUS Medical Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

928566108 (CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928566108

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 2,599,117 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER BY EACH REPORTING PERSON 2,599,117

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,599,117
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12.	TYPE OF REPORTING PERSON BK, HC

(Page 2 of 6 Pages)

Item 4.	Ownership.

	(a)	Amount beneficially owned:

See response to Item 9 on page 2 and the supplemental information below.

	(b)	Percent of class:

See response to Item 11 on page 2 and the supplemental information below.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

See response to Item 5 on page 2 and the supplemental information below.

		(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on page 2 and the supplemental information below.

		(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on page 2 and the supplemental information below.

		(iv)	shared power to dispose or to direct the disposition of:

See response to Item 8 on page 2 and the supplemental information below.

In supplement to the foregoing information, Kathleen D. LaPorte, a General Partner of some of the partnerships described on Schedule I hereto and a member of the Board of Directors of the Issuer, holds an option to purchase 28,000 shares of the Issuer’s common stock, of which 28,000 shares are exercisable within 60 days of the date of this Schedule 13G/A and are included in the numbers listed above. As long as Ms. LaPorte remains a member of the Board of Directors of the Issuer, it is expected that she will receive an annual option grant to purchase 10,000 shares of the Issuer’s common stock in accordance with the Issuer’s compensation policy for non-employee directors. The grant will vest in four equal quarterly installments so that the option is fully vested one year after the date of grant.

(Page 3 of 6 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005	CREDIT SUISSE FIRST BOSTON, on behalf of the Credit Suisse First Boston business unit

	By:	/s/ Ivy B. Dodes
	Name:	Ivy B. Dodes
	Title:	Managing Director

(Page 4 of 6 Pages)

SCHEDULE I

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G/A is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”).

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland. CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s and CSFBI’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

CSG is a global financial services company with three distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse business unit (the “Credit Suisse business unit”) and the Winterthur business unit (the “Winterthur business unit”). The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland. The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own securities to which this Statement relates and such securities are not reported in this Statement. CSG disclaims beneficial ownership of securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of all securities beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit. Kathleen LaPorte disclaims beneficial ownership of all securities beneficially owned by CSG and CSG’s direct and indirect subsidiaries, including the Reporting Person except to the extent of her pecuniary interest therein. CSG and the Reporting Person also disclaim beneficial ownership of any securities beneficially owned by Kathleen LaPorte. The Reporting Person disclaims beneficial ownership of all securities reported herein, except to the extent of its pecuniary interest in such securities.

Sprout Capital VII, L.P. (“Sprout VII”), Sprout Capital VIII, L.P. (“Sprout VIII”), Sprout Capital IX, L.P. (“Sprout IX”), Sprout CEO Fund, L.P. (“CEO”), Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”), DLJ First ESC, L.P. (“FESC”), DLJ ESC II, L.P. (“ESCII”), Sprout Venture Capital, L.P. (“SVC”) and Sprout IX Plan Investors, L.P. (“Plan Investors”) are Delaware limited partnerships which make investments for long term appreciation. DLJ Capital

Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CSFB-USA, acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout Entrepreneurs, CEO and SVC, and the managing general partner of Sprout VII, Sprout VIII and Sprout IX, and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout VII, Sprout VIII, Sprout IX, SVC, CEO and Sprout Entrepreneurs.

DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Associates VIII, L.P. (“Associates VIII”), a Delaware limited partnership, is a general partner of Sprout VIII and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout VIII. DLJ Associates VII, L.P. (“Associates VII”), a Delaware limited partnership, is a general partner of Sprout VII and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout VII. Kathleen LaPorte is a General Partner of each of Associates VII, Associates VIII and Associates IX.

DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of CSFB-USA, is the managing general partner of Associates IX. DLJ Capital Associates VIII, Inc. (“DLJCA VIII”), a Delaware corporation and wholly-owned subsidiary of CSFB-USA, is the managing general partner of Associates VIII. DLJ Capital Associates VII, Inc. (“DLJCA VII”), a Delaware corporation and wholly-owned subsidiary of CSFB-USA, is the managing general partner of Associates VII.

DLJ LBO Plans Management Corporation (“DLJLBO”), a Delaware corporation, is the general partner of FESC and ESCII and, as such, is responsible for their day-to-day management. DLJLBO makes all of the investment decisions on behalf of FESC and ESCII. DLJLBO is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), a Delaware corporation, which, in turn, is a wholly-owned subsidiary of CSFB-USA. DLJ LBO Plans Management Corporation II (“DLJLBO2”), a Delaware corporation, is the general partner of Plan Investors and, as such, is responsible for its day-to-day management. DLJLBO2 makes all of the investment decisions on behalf of Plan Investors. DLJLBO2 is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), a Delaware corporation, which, in turn, is a wholly-owned subsidiary of CSFB-USA.

Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company, is a registered broker-dealer that effects trades in many companies, including the Company. CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA, CSFB LLC, DLJCC, Sprout VII, Sprout VIII, Sprout IX, CEO, FESC, ESCII, SVC and Sprout Entrepreneurs is Eleven Madison Avenue, New York, New York 10010.